E1824618NW Home Office: Cincinnati, Ohio Administrative Office: [P.O. Box 5423, Cincinnati, OH 45201-5423] ENDORSEMENT Limitations on Transfer or Assignment We may deny your request to change the Owner of this Contract or to assign an interest in or right under it to the extent needed to comply with a federal or state law or regulation that limits the transferability or assignment of this Contract. This Endorsement is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control. Signed for us at our office as of the date of issue. [ ] [ ] [Mark F. Muething] [John P. Gruber] [Executive Vice President] [Secretary]